Rule 424(b)(3)
                                                                   No. 333-89691


                        CNL HOSPITALITY PROPERTIES, INC.


         This Supplement is part of, and should be read in conjunction with, the Prospectus dated May 23, 2000 and the Prospectus Supplement dated December 12, 2000. Capitalized terms used in this Supplement have the same meaning as in the Prospectus unless otherwise stated herein.

         Information as to proposed properties for which the Company has received initial commitments and as to the number and types of Properties acquired by the Company is presented as of December 18, 2000, and all references to commitments or Property acquisitions should be read in that context. Proposed properties for which the Company receives initial commitments, as well as property acquisitions that occur after December 18, 2000, will be reported in a subsequent Supplement.


                               RECENT DEVELOPMENTS

         On December 6, 2000, the Company acquired a parcel of land located in Orlando, Florida, close to SeaWorld(R) Orlando, and entered into a development services agreement to construct a Residence Inn(R) by Marriott(R) on the Property (the "Residence Inn SeaWorld Property"). Once constructed, the Residence Inn SeaWorld Property is expected to include 350 guest rooms, 1,125 square feet of meeting space, an outdoor swimming pool, an exercise room, a spa, a sport court, a game room, sand volleyball and picnic areas. The estimated completion date for construction is the first quarter of 2002.

         On December 15, 2000, the Company acquired a SpringHill SuitesTM by Marriott(R) located in Orlando, Florida, in the community of Little Lake Bryan. The SpringHill Suites Little Lake Bryan Property, which opened in December 2000, includes 400 guest suites, 750 square feet of meeting space, a poolside bar and grill, a fitness center, a children's interactive splash zone, a whirlpool, an outdoor swimming pool and a sundry shop. The Property is located at the entrance to Lake Buena Vista and is close to Orlando's entertainment attractions. Central Florida is home to eight theme parks and the Orange County Convention Center is one of the largest convention centers in the country.

         As of December 18, 2000, the Company owned interests in 27 Properties, including one Property on which a hotel is being constructed. In addition, the Company has commitments to acquire an additional four properties directly and an interest in one property through a joint venture. All of the Properties owned by the Company are or will be leased on a long-term, triple-net basis and the hotels are all, or in the case of the hotel under construction will be, operated as national hotel chains.


                                  THE OFFERING

         Upon completion of its Initial Offering on June 17, 1999, the Company had received aggregate subscriptions for 15,007,264 Shares totalling $150,072,637 in gross proceeds, including 7,264 Shares ($72,637) issued pursuant to the Reinvestment Plan. Following the completion of the Initial Offering, the Company commenced the 1999 Offering of up to 27,500,000 Shares. On September 14, 2000, the 1999 Offering closed upon receipt of subscriptions totalling approximately $275,000,000. Following completion of the 1999 Offering, the Company commenced this offering of up to 45,000,000 Shares. As of December 18, 2000, the Company had received aggregate subscriptions for 48,536,863 Shares totalling $485,368,631 in gross proceeds, including 136,974 Shares ($1,369,740) issued pursuant to the Reinvestment Plan from its Initial Offering, the 1999 Offering and this offering. As of December 18, 2000, net proceeds to the Company from its offerings of Shares and capital contributions from the Advisor, after deduction of selling commissions, marketing support and due diligence expense reimbursement fees and organizational and offering expenses, totalled approximately $431,000,000. As of December 18, 2000, the Company had invested, directly or indirectly, approximately $349,300,000 of net offering





December 21, 2000                                  Prospectus Dated May 23, 2000
     proceeds and $68,160,000 in loan proceeds, described below in "Business - Borrowing and in the Prospectus Supplement dated December 12, 2000 under the heading "Business - Borrowing," in 27 hotel Properties, including one Property on which a hotel is being constructed, to redeem 140,450 Shares of Common Stock for $1,292,142 and to pay approximately $24,400,000 in acquisition fees and certain acquisition expenses, leaving approximately $56,000,000 available to invest in Properties and Mortgage Loans.


                                    BUSINESS

PROPERTY ACQUISITIONS

     Residence Inn by Marriott located in Orlando, Florida. On December 6, 2000, CNL Hotel RI-Orlando Ltd., a Florida limited partnership that is an indirect, wholly owned subsidiary of the Company, acquired a parcel of land located in Orlando, Florida, close to SeaWorld(R) Orlando, and entered into a development services agreement to construct a Residence Inn by Marriott on the Property (the "Residence Inn SeaWorld Property"). In this section, the term "Company" includes CNL Hotel RI-Orlando Ltd. The Company acquired the land for $3,400,000 from Marriott Vacation Club, Inc. The Company anticipates that the cost of development of the Residence Inn SeaWorld Property will be approximately $35,100,000. Once construction is completed, the Company intends to enter into a long-term lease agreement relating to this Property. The general terms of the lease agreement are described in the Prospectus under the heading " -- Description of Property Leases."

         In  connection  with the  acquisition  of the  Residence  Inn  SeaWorld
Property, CNL Hotel Development Company, a subsidiary of the Advisor, has entered into a development services agreement with CNL Hotel RI-Orlando Ltd. As the developer of the Property, CNL Hotel Development Company will have financial and administrative control over the project and will act as CNL Hotel RI-Orlando Ltd.'s agent in negotiations with architects, engineers and other service providers to the project, as well as in dealings with governmental authorities to obtain necessary permits and approvals. As compensation for its services under this agreement, CNL Hotel Development Company will receive a Development Fee equal to four percent of the cost of development of the Property.

         On December 6, 2000, the Company entered into a revolving construction line of credit with a bank to be used by the Company to fund the land acquisition and the development of the Residence Inn SeaWorld Property along with another Property. The construction line of credit provides that the Company will be able to receive advances of up to $55,000,000 until November 8, 2003. Interest expense on each advance will be payable monthly, with all unpaid interest and principal due no later than three years from the date of the advance. Advances under the construction line of credit will bear interest at a rate per annum equal to 275 basis points above LIBOR. The loan will be secured by mortgages on the Residence Inn Buckhead (Lenox Park), the Residence Inn Gwinnett Place, the Residence Inn SeaWorld and the other Property to be acquired and developed with proceeds from the loan. In connection with the construction line of credit, the Company incurred a commitment fee, legal fees and closing costs of $275,000. As of December 18, 2000, the Company had obtained one advance totalling $3,400,000 relating to the construction line of credit.

     The Residence Inn SeaWorld Property, which is scheduled to open in the first quarter of 2002, is located in Orlando, Florida. Once constructed, the Residence Inn SeaWorld Property is expected to include 350 guest rooms, 1,125 square feet of meeting space, an outdoor swimming pool, an exercise room, a spa, a sport court, a game room, sand volleyball and picnic areas. Other lodging facilities located in proximity to the Residence Inn SeaWorld Property, in addition to the Courtyard Little Lake Bryan and Fairfield Inn Little Lake Bryan Properties, include a Sheraton World Resort, a Doubletree Guest Suites and a Homewood Suites. In addition, there are currently over seven hotels under construction in this area.

     SpringHill Suites Little Lake Bryan Property. On December 15, 2000, the Company acquired a SpringHill Suites by Marriott located in Orlando, Florida, in the community of Little Lake Bryan (the "SpringHill Suites Little Lake Bryan Property") for $36,779,320 from Marriott International, Inc. The Company, as lessor, has entered into a long-term lease agreement relating to this Property. The general terms of the lease agreement are described in the section of the Prospectus entitled " -- Description of Property Leases." The principal features of the lease are as follows:

o        The initial term of the lease is approximately 15 years.

o At the end of the initial lease term, the tenant will have two consecutive renewal options of ten years each.

o        The lease requires minimum rent payments of $3,861,829 per year.

o In addition to minimum rent, for each lease year after the second lease year, the lease requires percentage rent equal to seven percent of room revenues in excess of room revenues for the second lease year.

o A security deposit equal to $1,131,671 has been retained by the Company as security for the tenant's obligations under the lease.

o The tenant has established an FF&E Reserve. Deposits to the FF&E Reserve are made every four weeks as follows: 4% of gross receipts for the first lease year; 5% of gross receipts for the second lease year; and 6% of gross receipts every lease year thereafter. Funds in the FF&E Reserve and all property purchased with funds from the FF&E Reserve shall be paid, granted and assigned to the Company as additional rent.

o Marriott International, Inc. has guaranteed the tenant's obligation to pay minimum rent under the lease. The guarantee terminates on the earlier of the end of the third lease year or at such time as the net operating income from the hotel exceeds minimum rent due under the lease by 25% for any trailing 12-month period. The aggregate maximum amount of the guarantee was $6,755,700. Upon acquisition of the SpringHill Suites Little Lake Bryan Property on December 15, 2000, the maximum amount of the guarantee increased to $10,500,000 and the guarantee covers minimum rent payments for the Courtyard Little Lake Bryan, Fairfield Inn Little Lake Bryan and SpringHill Suites Little Lake Bryan Properties. The Courtyard Little Lake Bryan and the Fairfield Inn Little Lake Bryan Properties are described in the Prospectus Supplement dated December 12, 2000, under the heading " -- Property Acquisitions." Net operating income from these three Properties will be pooled in determining whether the three Properties' aggregate net operating income exceeds the aggregate minimum rent due under the leases by 25%.

o In addition, the leases for these three Properties contain cross-default terms with respect to the leases for the Pooled Properties, meaning that if the tenant to any of these three Properties or the Pooled Properties defaults on its obligations under its lease, the Company will have the ability to pursue its remedies under the leases with respect to these three Properties and the Pooled Properties, regardless of whether the tenant of any such Property is in default under its lease.

         The estimated federal income tax basis of the depreciable portion of the SpringHill Suites Little Lake Bryan Property is approximately $31.3 million.

         On December 6, 2000, the Company obtained a loan from a bank to be used by the Company to finance the acquisition of three hotel Properties. The loan provides that the Company will be able to borrow up to $50,000,000 which will be secured by the three applicable Properties. Borrowings under the loan will bear interest at a fixed rate of 8.335% per annum. Interest expense will be payable monthly, with all unpaid interest and principal due no later than seven years from the date of the loan. In connection with the loan, the Company incurred loan fees of $300,000. As of December 18, 2000, the Company had borrowed $32,260,000 which was used to refinance a portion of the purchase of the Courtyard Little Lake Bryan and Fairfield Inn Little Lake Bryan Properties.

         The SpringHill Suites Little Lake Bryan Property, which opened in December 2000, has 400 guest suites, 750 square feet of meeting space, a poolside bar and grill, a fitness center, a children's interactive splash zone, a whirlpool, an outdoor swimming pool and a sundry shop. The Property is located at the entrance to Lake Buena Vista and is close to Orlando's entertainment attractions. Central Florida is home to eight theme parks and the Orange County Convention Center is one of the largest convention centers in the country. Other lodging facilities located in proximity to the SpringHill Suites Little Lake Bryan Property, in addition to the Courtyard Little Lake Bryan and the Fairfield Inn Little Lake Bryan Properties, include a Doubletree Guest Suites, a Homewood Suites and a Sheraton World Resort. In addition, there are currently over seven hotels under construction in this area.

PENDING INVESTMENTS

         As of December 18, 2000, the Company had initial commitments to acquire four additional hotel properties. The four properties are a Courtyard by Marriott (in Overland Park, Kansas) and three SpringHill Suites by Marriott hotels (one in each of Centreville, Virginia; Charlotte, North Carolina and Raleigh/Durham, North Carolina). The acquisition of each of these properties is subject to the fulfillment of certain conditions. There can be no assurance that any or all of the conditions will be satisfied or, if satisfied, that one or more of these properties will be acquired by the Company. If acquired, the leases of these properties are expected to be entered into on substantially the same terms described in the section of the Prospectus entitled " -- Description of Property Leases." In order to acquire all of these properties, the Company must obtain additional funds through the receipt of additional offering proceeds and/or debt financing.

         Leases. Set forth below are summarized terms expected to apply to the leases for each of the four properties. More detailed information relating to a property and its related lease will be provided at such time, if any, as the property is acquired.


                                Estimated
                                 Purchase     Lease Term and      Minimum Annual
Property                          Price       Renewal Options        Rent                            Percentage Rent
--------                       ------------   ---------------   ----------------                     ---------------

Courtyard by Marriott           $15,790,000  15 years; two     10% of the Company's total     for each lease year after the second
Overland Park, KS (1)                        ten-year renewal  cost to purchase the property  lease year, 7% of revenues in excess
(the "Courtyard Overland Park                options                                          of revenues for the second lease year
Property")
Hotel under construction

SpringHill Suites by Marriott   $11,414,000  15 years; two     10% of the Company's total     for each lease year after the second
Centreville, VA (1)                          ten-year renewal  cost to purchase the property  lease year, 7% of revenues in excess
(the "SpringHill Suites                      options                                          of revenues for the second lease year
Centreville Property")
Hotel under construction

SpringHill Suites by Marriott   $11,773,000  15 years; two     10% of the Company's total     for each lease year after the second
Charlotte, NC (1)                            ten-year renewal  cost to purchase the property  lease year, 7% of revenues in excess
(the "SpringHill Suites                      options                                          of revenues for the second lease year
Charlotte Property")
Hotel under construction

SpringHill Suites by Marriott   $8,822,000   15 years; two     10% of the Company's total     for each lease year after the second
Raleigh/Durham, NC (1)                       ten-year renewal  cost to purchase the property  lease year, 7% of revenues in excess
(the "SpringHill Suites                      options                                          of revenues for the second lease year
Raleigh/Durham Property")
Hotel under construction


FOOTNOTES:

(1) The leases for the Courtyard Overland Park, the SpringHill Suites Centreville, the SpringHill Suites Charlotte and the SpringHill Suites Raleigh/Durham Properties are expected to be with the same unaffiliated lessee.

         In addition to the above commitments, on August 28, 2000 the Company entered into an agreement in principle to invest in a property in Phoenix, Arizona (the "Desert Ridge Property"). The Desert Ridge Property is expected to be owned by a Joint Venture (the "Desert Ridge Joint Venture") between the Company, Marriott International, Inc. or an affiliate thereof, and a partnership in which an Affiliate of the Advisor will be the general partner. The Company is anticipated to have a 44% equity interest in the Desert Ridge Joint Venture, and an equivalent interest in the Desert Ridge Joint Venture's profits and losses. The overall cost of the Property (including acquisition of land, development and construction) is estimated to be approximately $293,000,000. The Company expects that the Desert Ridge Joint Venture will obtain permanent financing from a third party lender for approximately 60% of this amount, with such financing to be secured by a mortgage on the Desert Ridge Property. In addition, Marriott International, Inc. or an affiliate thereof is expected to provide financing for an additional 20% of the costs to the Desert Ridge Joint Venture, secured by pledges of the co-venturers' equity contributions to the Desert Ridge Joint Venture. In connection with the development of the Desert Ridge Property, the Company anticipates that the Desert Ridge Joint Venture will pay Development Fees to a wholly owned subsidiary of the Advisor that will act, along with an affiliate of Marriott International, Inc., as co-developer of the Property. The Property will be leased to a subsidiary of the Desert Ridge Joint Venture (which will also be an indirect subsidiary of the Company and will make an election after January 1, 2001 to be treated as a taxable REIT subsidiary under the Code) and will be managed by Marriott International, Inc.

         The Desert Ridge Property will be constructed on a 400 acre site as part of a 5,700 acre master-planned development in the north Phoenix/Scottsdale, Arizona area. The Property will be operated as a Marriott Resort & Spa and will include 950 guest rooms (including 85 suites), approximately 77,000 square feet of meeting and banquet facilities, a full service health spa, eating and beverage facilities that seat 947 people, two 18-hole golf courses and 8 tennis courts. The Desert Ridge Property is currently anticipated to open to the public in January 2003.

BORROWING

         On December 6, 2000, the Company obtained a loan from a bank to be used by the Company to finance the acquisition of three hotel Properties. The loan provides that the Company will be able to borrow up to $50,000,000 which will be secured by the three applicable Properties. Borrowings under the loan will bear interest at a fixed rate of 8.335% per annum. Interest expense will be payable monthly, with all unpaid interest and principal due no later than seven years from the date of the loan. In connection with the loan, the Company incurred loan fees of $300,000. As of December 18, 2000, the Company had borrowed $32,260,000 which was used to refinance a portion of the purchase of the Courtyard Little Lake Bryan and Fairfield Inn Little Lake Bryan Properties. These Properties are described in the Prospectus Supplement dated December 12, 2000 under the heading " -- Property Acquisitions."

         In addition, on December 6, 2000, the Company entered into a revolving construction line of credit with a bank to be used by the Company to fund the land acquisition and the development of the Residence Inn SeaWorld Property along with another Property. The construction line of credit provides that the Company will be able to receive advances of up to $55,000,000 until November 8, 2003. Interest expense on each advance will be payable monthly, with all unpaid interest and principal due no later than three years from the date of the advance. Advances under the construction line of credit will bear interest at a rate per annum equal to 275 basis points above LIBOR. The loan will be secured by mortgages on the Residence Inn Buckhead (Lenox Park), the Residence Inn Gwinnett Place, the Residence Inn SeaWorld and the other Property to be acquired and developed with proceeds from the loan. In connection with the construction line of credit, the Company incurred a commitment fee, legal fees and closing costs of $275,000. As of December 18, 2000, the Company had obtained one advance totalling $3,400,000 relating to the construction line of credit. The proceeds were used in connection with the land acquisition described above in " -- Property Acquisitions."